July 25, 2024

Kai Talarek
Chief Financial Officer
Fortitude Life Insurance & Annuity Company
Ten Exchange Plaza
Suite 2210
Jersey City, New Jersey 07302

       Re: Fortitude Life Insurance & Annuity Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 333-44202
Dear Kai Talarek:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Financial Statements
2. Significant Accounting Policies and Pronouncements
Effective ASUs as of December 31, 2023, page 61

1. We note your disclosure that the adoption of ASU 2018-12 is not applicable due to your election to adopt the fair value option. Please tell us and revise your disclosures, in future filings, to further describe the targeted improvements of the standard and why it is not applicable. In your response, provide us with an explanation for each of the separate improvements, including the disclosure improvements such as ASC 944-80-50-2, contemplated in the standard and how you considered its applicability in your financial statements.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 25, 2024
Page 2

       Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance